





04049726

November 9, 2004

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Act: _____ 1934
Section: _____
Rule: _____ 14A-8
Public
Availability: 11/9/2004

Re: The Walt Disney Company
        Incoming letter dated October 15, 2004

Dear Ms. Seymon:

This is in response to your letter dated October 15, 2004 concerning the shareholder proposal submitted to Disney by Matthew S. Perlman. We also have received letters from the proponent dated October 28, 2004 and November 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew S. Perlman
        10517 Stable Lane
        Potomac, MD 20854-3867

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE GEWERTZ
BERNARD W. NUSSBAUM
RICHARD D. KATCHER
DOUGLAS S. LIEBHAFSKY
PETER C. CANELLOS
MICHAEL W. SCHWARTZ
ALLAN A. MARTIN
BARRY A. BRYER
LAWRENCE B. PEDOWITZ
ROBERT B. MAZUR
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
DAVID M. EINHORN
KENNETH B. FORREST
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
RICHARD D. FEINTUCH
DANIEL A. NEFF
ERIC M. ROTH
WARREN R. STERN
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MICHAEL B. BENNER
MARC WOLINSKY
DAVID GRUENSTEIN
PATRICIA A. VLAHAKIS
STEPHEN G. GELLMAN
BARBARA ROBBINS
STEVEN A. ROSENBLUM
PAMELA S. SEYMON
STEPHANIE J. SELIGMAN
ERIC S. ROBINSON
ELLIOTT V. STEIN
JOHN F. SAVARESE
SCOTT K. CHARLES

ANDREW C. HOUSTON
PHILIP MINDLIN
DAVID S. NEILL
JODI J. SCHWARTZ
ADAM O. EMMERICH
CRAIG M. WASSERMAN
ADAM D. CHINN
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
KAREN G. KRUEGER
DOUGLAS K. MAYER
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
MITCHELL S. PRESSER
ILENE KNABLE GOTTS
JEFFREY R. BOFFA
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
MICHAEL S. KATZKE
RACHELLE SILVERBERG
DAVID C. BRYAN
STEVEN A. COHEN
GAVIN D. SOLOTAR
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JARED M. RUSMAN
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
JAMES COLE, JR.
STEPHEN R. DiPRIMA

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN   LEONARD M. ROSEN
THEODORE A. LEVINE   J. BRYAN WHITWORTH
NORMAN REDLICH   AMY R. WOLF
JOHN M. RICHMAN

COUNSEL

ADRIENNE ATKINSON   LAWRENCE A. PASINI
PAMELA EHRENKRANZ

LORI S. SHERMAN
PAULA N. GORDON
T. EIKO STANGE
DAVID A. SCHWARTZ
ANDREW J.H. CHEUNG
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
ADAM J. SHAPIRO
JED I. BERGMAN
MICHAEL A. CHARISH
DAMIAN G. DIDDEN
JOHN A. ELOFSON
MICHAEL E. GILLIGAN
JOHN F. LYNCH
ERIC M. ROSOF
WILLIAM SAVITT
MARTIN J.E. ARMS
BENJAMIN D. FACKLER
ISRAEL FRIEDMAN
DIMITRY JOFFE
ROY J. KATZOVICZ
ROBERT J. LIUBICIC
GREGORY E. OSTLING
JONATHAN E. PICKHARDT
GREGORY N. RACZ
EDWARD J.W. BLATNIK
BENJAMIN S. BURMAN
NELSON O. FITTS
JEFFREY C. FOURMAUX
MICHAEL GAT
JEREMY L. GOLDSTEIN
MAURA R. GROSSMAN
JOSHUA M. HOLMES
JOSHUA A. MUNN
DAVID E. SHAPIRO
ANTE VUCIC
IAN BOCZKO

KEVIN M. COSTANTINO
MATTHEW M. GUEST
WILLIAM R. HARKER
DAVID E. KAHAN
MARK A. KOENIG
DAVID K. LAM
KENNETH K. LEE
LAURA E. MUÑOZ
JAMES J. PARK
GEORGE J. RHEAULT
MICHAEL S. WINOGRAD
FORREST G. ALOGNA
SAMUEL M. BAYARD
JAMES R. LEVINE
STEPHANIE P. LISTOKIN
GORDON M. MEAD
P. MORGAN RICKS
DANIELLE L. ROSE
BENJAMIN M. ROTH
RICHARD C. SQUIRE
ROBIN M. WALL
JOSHUA D. BLANK
JOSHUA A. FELTMAN
JORDAN A. GOLDSTEIN
CHETAN GULATI
ANDREW S. JACOBS
JASON M. LYNCH
DEBORAH MARTINEZ
STEPHANIE J. VAN DUREN
ADIR G. WALDMAN
B. UMUT ERGUN
KRISTELIA A. GARCÍA
RICHARD S. GIPSTEIN
SARAH S. JOHNSON
SARAH A. LEWIS
SARAH FERN MEIL
CHARLES C. YI

October 15, 2004

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Matthew S. Perlman for Inclusion in the 2005 Proxy Statement of The Walt Disney Company**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Walt Disney Company (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") from Matthew S. Perlman, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and Mr. Perlman of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

I.   The Proposal Presented by Mr. Perlman

A copy of the Proposal is attached as Annex A hereto. For your convenience, the text of the resolution contained in the Proposal is set forth below:

> Now therefore be it resolved that the shareholders request the Board of Directors to end liberal bias in its news telecasts and political-content films by undertaking the following:
>
> 1. Establishing a policy of eliminating liberal bias in its television news programming and its political-content films.
>
> 2. Establishing an Affirmation Action Program (no less vigorous than programs undertaken to eliminate racial bias) to hire conservatives in positions involving the content of television news programs and political-content films including executives, producers, writers, reporters, commentators, and anchors until full balance in the make up of the Company staff is achieved.
>
> 3. Establishing personnel policies requiring adverse actions against any employee who fails to comply with the policy for eliminating liberal bias, and requiring that contracts with employees make failure to comply with such policy grounds for termination for cause.
>
> 4. Hiring a recognized principled conservative to act as a ombudsman to review compliance with the policy of eliminating liberal bias in television news programs and political-content films. The ombudsman should be given responsibility to deal with such bias and, if not corrected, to report it to Board of Directors and the shareholders.

II.   The Proposal May Be Excluded Because It Relates to the Conduct of the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits the Company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of the ordinary business operations of the Company ordinarily and properly carried out by the Company's management and staff. By calling on the Company to establish a policy of "eliminating liberal bias" in the Company's television news programming and its

"political-content films" and to appoint an ombudsman to oversee the same, Items 1 and 4 of the Proposal relate directly to the day-to-day conduct of the ordinary business operations of two of the Company's core businesses, news programming and filmmaking.

The Staff has repeatedly affirmed that shareholder proposals concerning the nature, content and presentation of products and programming by media companies are excludable under Rule 14a-8(i)(7) as matters relating to the conduct of the ordinary business operations of such companies. See, e.g., General Electric Company (January 10, 2002; reconsideration denied March 11, 2002) (concurring that a proposal requesting that the board develop, implement and audit a process by which news programs broadcasted by General Electric will be "fair and balanced to both conservatives and liberals" was excludable under Rule 14a-8(i)(7)); General Electric Company (February 4, 1992) (stating that a proposal requesting that the board take affirmative steps to eliminate the "liberal bias that pervades the news programming at NBC" is "directed to the contents of news broadcasts, a matter relating to the conduct of the company's ordinary business operations"); American Broadcasting Companies, Inc. (February 28, 1984) (same); CBS, Inc. (January 27, 1984) (same); see also General Electric Company (January 27, 2000) (concurring that a proposal requesting more "family-friendly" programming was excludable under Rule 14a-8(i)(7)); General Electric Company (February 1, 1999) (concurring that a proposal to prohibit "unbiblical" programming on NBC was excludable as a matter relating to ordinary business operations).

The Staff has also recognized that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day to day operations of a media and news organization. See, e.g., Gannett Co. Inc. (January 21, 1997) (concurring with the omission of a proposal requesting Gannett to establish a policy prohibiting its newspapers from publishing anti-Catholic and anti-Semitic material and appoint an ecumenical group to oversee the same); CBS, Inc. (March 16, 1993) (concurring with the exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting); Time Warner Inc. (March 1, 1993) (affirming that "the nature, content, and distribution" of the registrant's music recordings relate to its ordinary business operations).

In addition, by calling on the Company to adopt specific hiring criteria and personnel policies and to include specific provisions in its contracts with employees (and in calling for the appointment of an ombudsman to oversee the same), Items 2, 3 and 4 of the Proposal also directly interfere with the day-to-day conduct of the ordinary business operations of the Company that fall squarely within the functions of its management and staff. As the Commission made clear in its Release No. 34-40018 (May 21, 1998), decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis." The Proposal is excludable since it attempts to "micro-manage" the Company by specifying not only particular hiring criteria

and personnel policies (including the hiring of a "recognized principled conservative to act as ombudsman"), but even the types of termination provisions that should be included in employment contracts.[1]

In fact, the Staff has consistently sanctioned the exclusion of proposals dealing with workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff put it in *United Technologies* (February 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories that have been deemed to be excludable on this basis are . . . employee hiring and firing . . ." See also Exxon Corp. (December 31, 1996) (employment-related matters, in particular, proposal recommending amendment of the company's non-discrimination policy to include sexual orientation, relate to the conduct of ordinary business operations); AT&T Corporation (December 20, 1995) (proposal called for the company to rescind affirmative action programs for minority and female contractors); Health Management Assoc., Inc. (November 2, 1999) (selection of employees is a matter relating to the conduct of ordinary business operations); Atlantic Energy, Inc. (February 17, 1989) (same). Even if, *arguendo*, only certain Items of the Proposal related to the ordinary business operations of the Company, the entire Proposal should still be properly excluded pursuant to Rule 14a-8(i)(7). See, e.g., Associated Estates Realty Corporation (March 23, 2000) (proposal regarding both executive compensation and corporate dispositions); Wal-Mart Stores, Inc. (March 15, 1999) (proposal simultaneously seeking a report on labor practices and calling for wage adjustments).

Accordingly, based upon Rule 14a-8(i)(7), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to

---

[1] Exclusion of the Proposal on this basis is consistent with the Staff's repeated concurrence with media companies' exclusion of proposals that deal "with questions concerning the gathering and dissemination of news, as well as the assignment of personnel, which involve decisions relating to the conduct of [such companies'] day-to-day business operations." Turner Broadcasting System, Inc., April 17, 1991. The Staff has issued numerous other no-action letters stating that proposals regarding personnel decisions as a way of addressing the nature or content of media products and programming are excludable under Rule 14a-8(i)(7) (or former Rule 14a-8(c)(7)). See, e.g., Turner Broadcasting System, Inc. (April 17, 1991) (proposal dealing with questions regarding gathering and dissemination of news, as well as assignment of personnel) and RCA Corp. (January 21, 1980) (proposal requesting the hiring and training of specialists with specific qualifications to improve quality of broadcasting).

confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).[2]

III.   Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Pamela S. Seymon, at (212) 403-1205.

---

[2] Although the Company believes that Rule 14a-8(i)(7) offers a clear basis for exclusion, we briefly note that the Proposal is also impermissibly vague, as neither the shareholders nor the Company can determine, with any reasonable certainty, what actions or measures have to be taken in order to implement the Proposal (What constitutes a "policy of eliminating liberal bias"? Who qualifies as a "recognized principled conservative"?), and is therefore excludable under Rule 14a-8(i)(3). See, e.g., The Boeing Corporation (February 10, 2004); The Procter & Gamble Company (October 25, 2002); Puget Energy, Inc. (March 7, 2002); Alcoa Inc. (December 24, 2002); Ann Taylor Stores Corp. (March 13, 2001) (same); and Bristol-Myers Squibb Co. (February 1, 1999). In addition, Rule 14a-8(i)(6) is also a basis for exclusion both with respect to Item 3 of the Proposal, given that the Company would be required to breach certain of its existing contracts with employees to make failure to comply with a policy of "eliminating media bias" a ground for termination for cause, see, e.g., Selective Insurance Group, Inc. (March 24, 2003); Gillette Co. (March 10, 2003); The Goldfield Corporation (March 28, 2001); AT&T Corp. (April 10, 2002), as well as with respect to Item 4 of the Proposal, given that it is not within the Company's power to ensure that one or more individuals meeting the Proposal's specifications of being a "recognized principled conservative" would be both qualified and willing to serve as an ombudsman.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Pamela S. Seymon

Matthew S. Perlman
10517 Stable Lane
Potomac, MD 20854
Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net

September 10, 2004

Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-0931

> Re: Shareholder Proposal (For Elimination of
> Liberal Bias In ABC News Telecasts and The
> Walt Disney Company Political-Content Films)
> To Be Presented at 2005 Shareholder Meeting

Dear Sir or Madame:

Attached hereto is a Shareholder Proposal For Elimination of Liberal Bias in ABC News Telecasts and The Walt Disney Company Political-Content Films which I intend to present at the 2005 Shareholder Meeting of The Walt Disney Company. Pursuant to section 240.14a-8 of the SEC rules, I request that this Proposal be included in Proxy Materials for that meeting.

I hold 800 shares of the common stock of The Walt Disney Company in my IRA account. I purchased this stock on August 26, 2002 and have held it continuously since that time. I intend to hold the shares through the 2005 Shareholder meeting. As proof of my right to make a shareholder proposal, I enclose a letter dated September 2, 2004[1] from TD Waterhouse stating that the shares were in my account as of that date and a redacted copy of the first two pages of my TD Waterhouse August 30, 2002 statement verifying the

---

[1] The TD Waterhouse letter is necessarily dated before this letter notifying you of my proposal. If there is any question about my holding of the 800 shares of Disney stock as of the date of this letter, I will obtain and provide a follow-up letter from TD Waterhouse.

Page 1 of 2

acquisition date.

I believe that this letter and the attached proposal comply with all requirements of the SEC. As required by the SEC rules, please inform me if you question my compliance with any SEC requirement.

Sincerely,

Matthew S. Perlman

Matthew S. Perlman's Shareholder Proposal For 2005 Shareholder Meeting of The Walt Disney Company Seeking Elimination of Liberal Bias

Whereas any fair minded viewer of ABC News can only be struck by the overwhelming liberal bias of its telecasts, and

Whereas the Company exhibited liberal bias by its involvement in the production of the left wing propaganda film Fahrenheit 911 defaming the President of the United States; and

Whereas such liberal bias alienates viewers and advertisers and hurts the interests of the Company and its shareholders as citizens; and

Whereas First Amendment limitations on Government control over free speech do not bar Disney shareholders as owners of the business from stopping use of its properties for liberal propaganda,

Now therefore be it resolved that the shareholders request the Board of Directors to end liberal bias in its news telecasts and political-content films by undertaking the following:

1. Establishing a policy of eliminating liberal bias in its television news programming and its political-content films.

2. Establishing an Affirmation Action Program (no less vigorous than programs undertaken to eliminate racial bias) to hire conservatives in positions involving the content of television news programs and political-content films including executives, producers, writers, reporters, commentators, and anchors until full balance in the make up of Company staff is achieved.

3. Establishing personnel policies requiring adverse actions against any employee who fails to comply with the policy for eliminating liberal bias, and requiring that contracts with employees make failure to comply with such policy grounds for termination for cause.

4. Hiring a recognized principled conservative to act as an ombudsman to review compliance with the policy of eliminating liberal bias in television news programs and political-content films. The ombudsman should be given responsibility to deal with such bias and, if not corrected, to report it to Board of Directors and the shareholders.

SUPPORTING STATEMENT

Each shareholder should ask himself or herself whether the Company's television news programs have a liberal bias. Each shareholder should ask whether the Company exhibited such bias by its involvement in Fahrenheit 911. If you believe that this bias exists, is bad business in that it drives away viewers and advertisers, and makes the Company a bad corporate citizen, you should vote for this resolution. Management led by the Company's Chairman, who was formerly Democratic Senate Leader, will continue its biased television news telecasts and political-content film making unless shareholders act. Declining to distribute Fahrenheit 911 after helping to produce it did not establish a policy to eliminate liberal bias; it was merely a costly and belated recognition that the Company's liberal bias had gone beyond the pale.

Under our Constitution, correcting the Company's liberal bias is not something with which Government can deal but it is something with respect to which shareholders have the right to act. Stopping the Company's liberal bias is good business and can make us be proud rather than ashamed of the Company.

From: Matthew S. Perlman [mspjgp@comcast.net]
Sent: Thursday, October 28, 2004 8:52 AM
To: cfletters@sec.gov
Subject: October 15, 2004 Letter From Wachtell, Lipton, Rosen & Katz re Shareholder Proposal Submitted By Matthew S. Perlman For Inclusion In The 2005 Proxy Statement Of The Walt Disney Company

I returned from Europe last night to find in my doorway the referenced letter with respect to my shareholder proposal for the 2005 Proxy Statement of The Walt Disney Company seeking SEC Staff agreement not to recommend an enforcement action if my proposal is not included. I disagree with the position taken by counsel in the referenced letter and am planning to prepare a response demonstrating that my shareholder proposal is fully authorized by the current SEC rules.

I request one week to prepare and submit this response. This period will not preclude the staff from considering the matter fully in a reasonable period of time and is consistent with the responce to question 11 of the SEC rules.

Since I do not have the e-mail address of the author of the referenced letter, I am faxing her a copy of this e-mail.

Thankl you.

Matthew S. Perlman

Matthew S. Perlman
10517 Stable Lane
Potomac, MD 20854-3867

Phone (301) 299-5618
Fax (301)983-0869
E-Mail mspjgp@comcast.net



<u>Delivered By Hand - Original and Six Copies</u>

November 2, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted By Matthew S. Perlman For Inclusion In The 2005 Proxy Statement Of The Walt Disney Company

Ladies and Gentlemen:

On September 10, 2004, I submitted a Shareholder Proposal for the Elimination of Liberal Bias in ABC News telecasts and The Walt Disney Company political-content films[1] for inclusion in the 2005 Proxy Statement of The Walt Disney Company. By letter to you dated October 15, 2004, counsel for The Walt Disney Company proposed to exclude my Shareholder Proposal and asked for SEC Staff assurance that enforcement action would not be recommended because of such exclusion. This letter sets forth my response to the October 15, 2004 letter.[2]

---

[1]Political-content film making refers to films like Fahrenheit 911, not standard entertainment movies. In the remainder of this letter, to avoid repetition, I generally talk only about liberal bias in television news programs. What is said in this letter is equally applicable to political-content film making and should be considered as including such film-making.

[2]As indicated in an e-mail sent to the SEC on October 28, 004, the letter from Counsel was delivered to my house on or after October 18, 2004 when I was in Europe. I first saw the letter on October 27, 2004 when I returned home and am responding in less than a week.

I. Summary of Argument

Counsel's October 15, 2004 letter argues that exclusion of my Shareholder Proposal is proper because the proposal relates to the conduct of the ordinary business operations of the company.

While some no-action letters cited by Counsel appear to consider similar proposals related to ordinary business operations, the SEC's regulations and pronouncements indicate that this is an evolving area and the SEC should consider whether my Shareholder Proposal falls within the ordinary business operations exclusion in the light of the various SEC statements and regulations with respect thereto cited herein.

SEC Release No. 34-12999 issued November 22, 1976 provided:

> [P]roposals ... that have major implications, will in the
> future be considered beyond the realm of an issuer's
> ordinary business operations and future interpretive
> letters of the Commission's staff will reflect that view.

Page 1012/SEC Docket[3]

This pronouncement was changed in Cracker Barrel Old Country Store (October 13, 1992) but current SEC rules specifically overturn the ruling in Cracker Barrel and go back to the prior SEC approach. See SEC Release No. 34-40018 effective June 29, 1998 commenting on the "Final Rule: Amendments to Rules on Shareholder Proposals." There, in Section III entitled "The Interpretation of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion", the SEC wrote:

> Reversal of the Cracker Barrel no-action position will
> result in a return to a case-by-case analytical approach.
> In making distinctions in this area, the Division and the
> Commission will continue to apply the applicable
> standard for determining when a proposal relates to
> "ordinary business." The standard, originally articulated

---

[3]Earlier in the same paragraph, there is a reference to "matters which have significant policy, economic, or other implications inherent in them."

in the Commission's 1976 release, provided an exception
for certain proposals that raise significant social policy
issues.40/

Footnote 40 then states "See Exchange Act Release No 12999 (Nov. 22, 1976) (41 FR 52994") indicating SEC Release No. 34-12999 was again effective.

Therefore, the ordinary business exclusion does not include proposals involving significant social policy issues (to use the language quoted from SEC Release No. 34-40018 and proposals having "major implications" (to use the language quoted from SEC Release No. 34-12999). The word "social" is not defined but the reference to SEC Release No. 34-12999 makes it clear that the term "social" is synonymous with the words used in SEC Release No. 34-12999. Therefore, the term "social" includes significant public policy issues having major implications.

My proposal involves the impartiality of the news that Americans receive - something that involves very significant social (public) policies and has major implications. It therefore does not fall within the ordinary business exclusion.

II. My Proposal To Eliminate Liberal Bias In ABC News Telecasts and The Walt Disney Company Political Content Film-Making

I have been appalled over the years by what I regard as liberal bias in most mass media in the United States. Clearly, I am not alone in this view which has been the subject of much discussion throughout the country. While not involving ABC News telecasts, the CBS News use of forged documents relating to the President of the United States (quite possibly to try to manipulate the election) demonstrates how serious the situation is.

I concluded that I, as an individual[4], could try to do something about this by making the shareholder proposal at issue. I have been a shareholder in The Walt Disney Company since 2002 and have the right to submit a shareholder proposal

---

[4]I am a retired lawyer (without relevant SEC experience) acting solely on my own in a pro bono effort.

for inclusion in the 2005 Proxy Statement of The Walt Disney Company.[5]
I reasoned that the political bias of ABC News telecasts and The Walt Disney Company political-content films arises out of a very liberal management[6] and a staff involving such telecasts and films that is itself overwhelmingly liberal. I further reasoned that the majority of the people who own the stock of The Walt Disney Company probably agree with my liberal bias view and would be willing to act against it. I could see no reason why the views of management and involved employees take should precedence over the views of the owners of the business.

This reasoning led to the shareholder proposal at issue. Let the shareholders decide whether they think that there is liberal bias and whether action should be taken to overcome it. Management is ultimately the servant of the shareholders, and it is only appropriate that the views of the owners of the business in this regard be heard.[7]

The proposal establishes a policy against liberal bias in a limited area of the business of The Walt Disney Company, provides for an Ombudsman to report on compliance (not to control day to day operations as suggested by Counsel for The Walt Disney Company), and an Affirmative Action Plan similar to accepted Affirmative Action plans with respect to other kinds of discrimination to eliminate bias against conservatives in employment in the affected parts of the company.[8]

---

[5]It can be argued that the liberal bias at some other media companies is as great or greater than the liberal bias at The Walt Disney Company. But since I am only a shareholder of The Walt Disney Company, I can only make a shareholder proposal with respect to it.

[6]The Chairman of The Walt Disney Company is the former Democratic Leader of the U.S. Senate

[7]It should be noted that I am not asking the SEC staff to decide whether there has been bias; that is not something Government can determine. What I am asking is for the SEC to allow the owners of the business, based upon their own observations, to make that determination in a democratic manner.

[8]The proposal also includes a provision designed to keep people violating the plan from using their contracts to avoid compliance with the policy. This is good business but it is not an essential part of the proposal and could be dropped if the SEC thought that appropriate.

III. My Liberal Bias Shareholder Proposal Falls Squarely Within The SEC Release No. 34-12999 Policy That The Ordinary Business Operations Exclusion Does Not Apply To Proposals Having Major Implications And The SEC Release No. 34-40018 Policy That The Ordinary Business Operations Exclusion Does Not Apply To Proposals Raising Social Policy Issues

As discussed in Section I of this letter, current SEC rules provide that the ordinary business operations exclusion does not apply to proposals raising "social policy issues" or having "major implications." The issue is therefore whether the shareholder proposal at issue meets this criteria.

Establishment of a policy against liberal bias in television news broadcasting is designed to eliminate bias in ABC news programing seen by millions of Americans. This has a direct bearing on our political system through its influence on the election of public officials. Whether one agrees that there is bias or not (a question for the shareholders under my proposal), it is impossible to say that bias in television news does not involve significant social policy issues and does not have major implications.[9]

Counsel for The Walt Disney Company suggests that there is some sort of special treatment for media companies with respect to the ordinary business exclusion. But no such special treatment is set forth in the regulations. Any such special treatment would be totally inappropriate. Why should media companies be exempt from any proxy rules applicable to other corporations? This is not a First Amendment issue. No one is asking for Government control of the content of broadcasts and movies. The question is whether the people who own the business can have a say in what the company broadcasts and produces.

Counsel cites several no action letters which found similar proposals to be within the ordinary business exclusion. Some were from the period during which Cracker Barrel was controlling and hence have no relevance to this case. The most recent no action letter involving General Electric in 2002 reaches that

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[9]Bias also has economic implications, in that it may discourage viewers from looking at company programs and advertisers from advertising on company programs. While the economic benefits to shareholders from adopting my shareholder proposal may influence many shareholders, it is the political impact of biased news coverage that has social policy and major implications..

conclusion but contains no discussion of (i) the SEC Release No. 34-12999 language that the ordinary business operations exclusion does not apply to proposals having major implications or (ii) the portion of SEC Release No. 34-40018 dealing with shareholder proposals involving social policy issues.[10] Similarly, counsel for The Walt Disney Company ignores this caveat to the ordinary business exclusion which destroys her position.

In this regard, another SEC comment on its final rule is particularly appropriate:

> In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible given the inherent complexity of the task. From time to time, in the light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its views with respect to "social proposals" involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes. (Footnotes omitted)

SEC Release No. 34-40018 commenting on the "Final Rule: Amendments to Rules on Shareholder Proposals." The fourth unnumbered paragraph of Section III entitled "The Interpretation of Rule 14a-8(c)(7): The "Ordinary Business"- Exclusion"

I urge the SEC to adjust its views in this area too.

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[10]Materials available on Westlaw do not indicate the major implication/social policy argument was ever made to the SEC Staff.

IV. My Liberal Bias Shareholder Proposal Will Have Minimum Impact On Business Operations of The Walt Disney Company

The policy against liberal bias which I propose provides overall guidance for management of the business without directly or improperly controlling day- to-day operations. Complying with it will be no different than complying with the myriad of policies any large corporation has.

The Ombudsman portion of my shareholder proposal is designed to provide for monitoring compliance with the policy and reporting failures to comply. Again, the Ombudsman does not control what is televised or what films are made. He or she merely reports to the Board and the Shareholders on compliance with the policy. This will not interfere with day to day operations except to the extent people may be aware that they can be held responsible for violation of the policy - hardly something that is in any way improper. Employees can always be held responsible for violation of company policy and still can be effectively managed.

Counsel for The Walt Disney Company complains about the portion of the proposal which suggests that the Ombudsman be a principled recognized conservative. This provision is designed to avoid an Ombudsman who would sabotage the policy. On October 10, 2004, the New York Times published an article written by an allegedly impartial Kerry supporter finding the Times innocent of bias in its election reporting. Having such an Ombudsman would have no credibility. A principled conservative with an interest in stopping liberal bias is appropriate and establishing such a requirement for the Ombudsman is hardly interference with management prerogatives. My shareholder proposal does not seek to name any specific person Ombudsman. While the policy would not allow The Walt Disney Company to name a person like its Chairman as Ombudsman, the Company will have broad discretion in picking an Ombudsman.

The Affirmative Action portion of my shareholder proposal is totally consistent with the SEC rules after the overturning of Cracker Barrel and SEC action since then requiring Affirmative Action proposals be included in Proxy Statements. The Affirmative Action sought in my Shareholder Proposal relates to political discrimination, rather than racial or religious discrimination, but nothing in the SEC rules indicates that shareholder proposals for Affirmative Action must be limited to more conventional types of discrimination. It is likely that the root cause of the liberal bias that I see is the overwhelmingly liberal staff involved in

television news and political-content film making. Achieving balance in staffing of such positions between liberals and conservatives by elimination of discrimination quite likely would end the bias which now exists.

V. Vagueness and Other Footnote Issues

Footnote 2 of the letter of Counsel for The Walt Disney Company complains that my proposal is impermissibly vague in that neither the company nor the shareholders can determine what actions must be taken to eliminate liberal bias. The implication of the footnote is that the amorphous nature of what is liberal bias makes that bias proper or uncorrectable. In effect, the argument is that because correcting liberal bias involves judgement, it cannot be a proper subject for a shareholder proposal. That kind of analysis would eliminate almost any shareholder proposal and certainly proposals on other forms of discrimination which have routinely been permitted since the overturning of Cracker Barrel. The fact that judgement is involved in the implementation of the policy is hardly a reasonable basis for denying shareholders the right to vote on the policy.

I could outline a series of very reasonable corrective measures in my Shareholder Proposal, but if I did that, I would be accused of micro-management and listing specific corrective measures is not necessary. While there will be judgements and disagreements on individual matters as to what should be changed, on an overall basis, fair minded people should have no trouble identifying and correcting liberal bias and it is reasonable to leave the details of correcting liberal bias to management in the first instance. The Ombudsman will report his or her judgement as to the overall effort of management[11]. The directors and shareholders[12] receiving that report can make ultimate judgements on overall compliance and the need for further corrective action.

Counsel also suggests that it may be impossible to find a principled conservative willing to be the Ombudsman. This no doubt reflects the view of

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[11]I would think it would be appropriate for management and the Ombudsman to talk about issues from time to time but this is not required by my Shareholder Proposal.

[12]The options of shareholders are necessarily very limited. Compliance with the policy could be a factor in the reelection of directors. In the case of The Walt Disney Company where there have been credible challenges to the reelection of directors, this may be more important than with other corporations.

many liberals that there is no such thing as a principled conservative. I am sure that the SEC is well aware that there are many such persons, and finding a proper Ombudsman should hardly be a problem.

Counsel also suggests that a policy of no liberal bias might violate a current contract of an employee. If The Walt Disney Company has entered into contracts with employees which allow them to act with liberal bias, that alone would prove the need for my shareholder proposal. I seriously doubt that there are any such contracts but if there are, the proposal is not so draconian as not to allow them to run their course. Further, there would be numerous ways to offset such bias without violating the policy (i.e. identifying the liberal bias to the viewers and providing for broadcast of contrary views).

VI. Conclusion

For the reasons set forth above, I request that the SEC Staff decline to confirm that it will not recommend enforcement action if The Walt Disney Company excludes my Shareholder Proposal from its 2005 Proxy Statement. I further request that the SEC undertake such enforcement action if The Walt Disney Company ignores such advice and excludes my shareholder proposal.

I note the request of Counsel for The Walt Disney Company for the opportunity to confer with members of the SEC Staff if they do not agree with Counsel's position or require more information. I request that I be allowed to attend any such conferences.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed envelope provided for your convenience.

Respectfully submitted,

Matthew S. Perlman

cc: Pamela S Seymon, Esq. (By fax and by mail)

November 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
        Incoming letter dated October 15, 2004

        The proposal requests that the board eliminate "liberal bias" in Disney's news telecasts and political-content films by undertaking the actions specified in the proposal.

        There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Disney excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

                                        Sincerely,

                                        Heather L. Maples
                                        Special Counsel